                                                                       EXHIBIT A

           VOCALTEC ANNOUNCES RESULTS FOR THE FIRST SIX-MONTHS OF 2008

HERZLIA, Israel-(BUSINESS WIRE)-VocalTec Communications Ltd. (Nasdaq: VOCL -
NEWS) (the "Company" or "VocalTec"), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the first half ended June 30, 2008.

Revenues for the first half of 2008 were $3.2 million. Gross margin, excluding the effect of amortization of intangible assets, was 55% in the first half of
2008.

Operating expenses for the first half of 2008 were $5.2 million, including $2.1 million for research and development and $1.7 million for sales and marketing.
Excluding the effect of share-based compensation expense and amortization of intangible assets, operating expenses in the first six months of 2008 were $4.4 million.

Net loss for the first six months of 2008 was $3.8 million, or $0.51 per share.
Excluding the effect of share-based compensation expense and amortization of intangible assets, net loss for the first six months of 2008 was $2.8 million, or $0.38 per share.

As of June 30, 2008, the Company had cash and cash equivalents in the amount of
$2.0 million. The cash position reported as of June 30 does not include the proceeds received on July 18, 2008 from the sale of 11 patents, as announced in a press release on July 21, 2008.

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL - NEWS) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom ,
Telecom Italia San Marino and Mobifon. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

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                          VOCALTEC COMMUNICATIONS LTD.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                    Unaudited

                      All data in thousands of U.S. dollars

                                        SIX MONTHS ENDED
                                         JUNE 30, 2008
                                            ------

Sales
Product                                      2,026
Services                                     1,142
                                             3,168
Cost of sales
Product                                      1,115
Services                                       299
                                             1,415
Amortization of intangible assets              188
                                             1,603
Gross profit                                 1,565

Operating Expenses
Research and development, net.               2,146
Selling and marketing                        1,706
General and administrative                   1,261
Amortization of acquired intangibles            90
Total Operating Expenses                     5,203

Operating Loss                              (3,638)

Other Income (expense), net
Financial Income (expense), net               (139)
Net Loss                                    (3,777)
                                            ======

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                          VOCALTEC COMMUNICATIONS LTD.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                    Unaudited

                      All data in thousands of U.S. dollars

                                              JUNE 30, 2008
                                                 -------

Current Assets
Cash and Cash equivalents                          1,956
Short term deposit                                     0
Restricted cash                                      547
Trade receivables, net                               317
Other receivables                                    808
Severance pay funds                                  287
Inventories                                          282
Total Current Assets                               4,197

Severance pay funds                                  996
Equipment, net                                       531
Intangible assets, net                             2,203
Goodwill                                           2,297
Total Assets                                      10,224

Current Liabilities
Trade payable                                        755
Accrued expenses                                   3,332
Accrued severance pay                                484
Deferred revenues                                  1,809
Total Current Liabilities                          6,380
Long Term Liabilities
Long-term other liabilities                            -
Accrued severance pay                              1,236
Total Long Term                                    1,236
Total Liabilities                                  7,616

Shareholders Equity
Share capital                                        213
Additional paid-in capital                        94,289
Accumulated deficit                              (91,894)
Total Shareholders Equity                          2,608
Total Liabilities and Shareholders Equity         10,224

CONTACT:
VocalTec
Gali Porat, +972-9-9703805
gali@vocaltec.com
or
KCSA
Marybeth Csaby, 212-896-1236
mcsaby@kcsa.com
or
David Burke, 212-896-1258
dburke@kcsa.com

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